Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015

Net income	$154,634	$262,076	$421,214	$475,868

Preferred Stock dividend requirements	(27,118)	(11,399)	(54,236)	(22,672)

Net income attributable to common stockholders	$127,516	$250,677	$366,978	$453,196

Basic weighted average number of common shares outstanding	17,657,516	17,558,838	17,643,936	17,555,973

Preferred Stock Common Share Equivalents	-	1,236,160	-	1,236,160

Dilutive Stock Options outstanding for the Period	180,704	104,772	176,227	57,958

Dilutive Warrants outstanding for the Period	439,115	301,649	430,721	322,755

Diluted Weighted average number of common and equivalent shares outstanding	18,277,335	19,201,418	18,250,885	19,172,847

Basic and Diluted Net income per common share	$0.01	$0.01	$0.02	$0.02